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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           Lahaina Acquisitions, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    507275105
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                                 (CUSIP Number)



                                  Julia Demerau
                               8465 Swiss Air Road
                              Gainesville, GA 30506
                                  (770)844-1124
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     8/23/99
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on the form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP No.   507275105                                      Page  2  of  2  Pages
         ----------------                                       ---    ---

----    ------------------------------------------------------------------------

 1      NAME OR REPORTING PERSON                                   Julia Demerau
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            ###-##-####

----    ------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)  [ ]
        N/A                                                             (B)  [ ]

----    ------------------------------------------------------------------------

 3      SEC USE ONLY

----    ------------------------------------------------------------------------

 4      SOURCE OF FUNDS                                                       00

----    ------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

----    ------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION                                  US

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     NUMBER OF         7     SOLE VOTING POWER                         2,537,500
      SHARES
   BENEFICIALLY       ----   ---------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER                       3,459,500
     REPORTING
    PERSON WITH       ----   ---------------------------------------------------

                       9     SOLE DISPOSITIVE POWER                    2,537,500

                      ----   ---------------------------------------------------

                       10    SHARED DISPOSITIVE POWER                  3,459,500

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       5,997,000

----    ------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES
                                                                             [ ]

----    ------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               37.0%

----    ------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON                                            IN

----    ------------------------------------------------------------------------
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SEC 1746 (9-88) 2 of 7


Item 1.  Security and Issuer.

         This Report relates to 5,997,000 shares of the Common Stock, no par value per share Lahaina Acquisitions, Inc., a Colorado corporation. The address of the Issuer's principal executive office is 5895 Windward Parkway, Suite 200, Alpharetta, Georgia 30005.

         The principal executive officers of the Issuer are:


         L. Scott Demerau           President and Chief Executive Officer

         Betty Sullivan             Executive Vice President-Administration
                                      and Secretary

         Colman Hoffman             Executive Vice President-Finance
                                      and Treasurer

         Sherry Sagemiller          Assistant Secretary


Item 2.  Identity and Background.

         The Reporting Person is an individual.

         (a)              Name: Julia Demerau

         (b)              Residence Address:         8465 Swiss Air Road
                                                       Gainesville, GA 30506

         (c)              Principal Employment:              N/A

         (d)&(e) The Reporting Person has not, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order in joining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds and Other Consideration.

         2,537,500 shares of Common Stock were issued to the Reporting Person in consideration of the Reporting Person's surrender of certificate(s) evidencing 253,750 shares of Common Stock of The Accent Group, Inc. ("Accent"). 600,000 of the 2,537,500 shares of Common Stock issued to the Reporting Person will be retained by the Issuer until certain conditions of release relating to a property contributed by the Reporting Person are satisfied. An additional 1,200,000 shares of Common Stock were issued to Eutopean Enterprises, LLC ("Eutopean") in consideration of the surrender of Eutopean's certificate(s) evidencing 120,000 shares of Common Stock of Accent. The Reporting Person is a member of and exercises voting control over Eutopean. 2,259,500 shares of Common Stock were issued to the Reporting Person's husband, Scott Demerau, in consideration of the surrender of Mr. Demerau's certificate(s) evidencing 225,950 shares of Common Stock of Accent. 600,000 of the 2,259,500 shares of Common Stock issued to Mr. Demerau will be


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retained by the Issuer until certain conditions of release relating to a property contributed by Mr. Demerau are satisfied.

Item 4.  Purpose of Transaction.

         The Reporting Person purchased the securities reported herein through a negotiated transaction between Accent, of which the Reporting Person was a shareholder, and the Issuer, by which Accent became a wholly-owned subsidiary of the Issuer. In connection with the merger, the following persons were elected to the Board of Directors of the Issuer:

         L. Scott Demerau
         Betty Sullivan
         Sherry Sagemiller
         Bart Siegel

         Pursuant to the merger, the former shareholders of Accent have gained control of the Issuer.

         The Reporting Person currently contemplates no material change in the Issuer's corporate structure.


Item 5.  Interest in the Securities of the Issuer.

         The Reporting Person has acquired 2,537,500 shares of Common Stock directly, 1,200,000 shares of Common Stock indirectly through Eutopean and 2,259,500 shares of Common Stock indirectly through her husband. As a result of such ownership, the Reporting Person has beneficial ownership with respect to 37.0% of the outstanding Common Stock of the Issuer. 2,537,500 shares are held with sole voting power and sole dispositive power; 3,459,500 shares are held with shared voting power and shared dispositive power. Other than the acquisition reported pursuant to this Report, the Reporting Person has not engaged in any transactions in any securities of the Issuer. The Reporting Person is not a member of any group.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item 6.


Item 7.  Material to be Filed as Exhibits.
The following documents are filed as exhibits:


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         (i)      Agreement and Plan of Merger, dated July 21, 1999, by and
                  among Lahaina Acquisitions, Inc. and LAHA No. 1, Inc., Mongoose Investments, LLC, The Accent Group, Inc. and Accent Mortgage Services, Inc.(1)


--------
(1) Incorporated by reference to the Issuer's Current Report on Form 8-K dated August 23, 1999.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


              September 2, 1999
              -----------------
                      Date
                                             By:  /s/ Julia Demerau
                                                --------------------------------
                                                Julia Demerau



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